DR. M KEVIN COOK

2205 Kingspointe Drive
Marion, IL 62959
idealsmiles@gmail.com

In 1997, Dr. Cook received a Bachelor of Science degree in Public Health with an Industrial Hygiene emphasis and dual minors in Chemistry and Mandarin Chinese from Utah State University. He graduated from Creighton University School of Dentistry in 2001 with a Doctor of Dental Surgery degree (DDS) and received his orthodontic training at St. Louis University Center for Advanced Dental Education where he received a Master of Science degree in Orthodontics. Dr. Cook remains current in all facets of the orthodontic field by taking over 50 hours of continuing education each year.

For the past eight years Kevin has managed his own orthodontics practice. It's called Smile Doctors, by Kevin Cook Orthodontics, and can be found at http://cookortho.com/.

Awards and Achievements

- Alpha Omega Scholarship Award for the highest general average for four years of dental school
- Dean's Gold Award for scoring above 90 on both Part I and II of the National Board Dental Examinations
- American Association of Orthodontists Award
- American Association of Oral Biologists Award
- Quintessence Award for Clinical Achievement
- Academy of LDS Dentists Scholarship
- Dr. William S. Kramer Award of Excellence from the Supreme Chapter of Omicron Kappa Upsilon
- Creighton Superior Scholastic Achievement Award in 1990, 2000, and 2001
- Honorary Omicron Kappa Upsilon Fraternity
- Regional Dental Education Program Scholarship, 1997

Professional Affiliations

- Southern Illinois Dental Society, Executive Committee
- American Association of Orthodontists
- Midwestern Society of Orthodontists
- American Dental Association
- Illinois State Dental Society
- Southern Illinois Dental Society
- Orthodontic Education and Research Foundation
- Diplomate, American Board of Orthodontics

Dr. Cook resides in Marion. During his free time, he enjoys spending time with his wife, Liz, and their three children. He also enjoys exercise, studying Mandarin Chinese, skiing and outdoor adventures.

"What I love the most is helping people feel better about the way they look. To watch the transformation that occurs in someone who is embarrassed to smile and then after treatment feels confident enough to give the largest smile in the room – that is a great feeling."